UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41981

LOBO EV TECHNOLOGIES LTD.

(Exact name of registrant as specified in its charter)

Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd

Xinwu District, Wuxi, Jiangsu

People’s Republic of China, 214111

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Information Contained in this Form 6-K Report

LOBO EV TECHNOLOGIES LTD 2025 Equity Incentive Plan (the “Plan”) became effective on March 30, 2025. The Plan has been approved and adopted by the board (the “Board”) of LOBO EV TECHNOLOGIES LTD. (the “Company”). A copy of the plan is filed hereto as Exhibit 10.1 and incorporated herein by reference.

Other than as indicated below, the information in this Report of Foreign Private Issuer on Form 6-K (including in Exhibit 10.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2025

LOBO EV TECHNOLOGIES LTD.

	By:	/s/ Huajian Xu
	Name:	Huajian Xu
	Title:	Chief Executive Officer

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Exhibit Index

Exhibit
No.	Description
10.1	Equity Incentive Plan

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